# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Space Exploration Technologies Corp., CIK 0001181412
CUSIP: 84615Q103
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Rocket Road, Starbase, Texas (TX), 78521
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001426012-26-000004
Filed by CIK 0001426012

## Reporting persons
- The Founders Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 112,706,798; sole dispositive power 0; shared dispositive power 112,706,798; aggregate amount beneficially owned 112,706,798 (1.4% of the class)
- The Founders Fund II Principals Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,172,392; sole dispositive power 0; shared dispositive power 8,172,392; aggregate amount beneficially owned 8,172,392 (0.1% of the class)
- The Founders Fund II Entrepreneurs Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,159,067; sole dispositive power 0; shared dispositive power 6,159,067; aggregate amount beneficially owned 6,159,067 (0.1% of the class)
- The Founders Fund II Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 127,038,257; sole dispositive power 0; shared dispositive power 127,038,257; aggregate amount beneficially owned 127,038,257 (1.5% of the class)
- The Founders Fund III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,810,279; sole dispositive power 0; shared dispositive power 16,810,279; aggregate amount beneficially owned 16,810,279 (0.2% of the class)
- The Founders Fund III Principals Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,723,838; sole dispositive power 0; shared dispositive power 8,723,838; aggregate amount beneficially owned 8,723,838 (0.1% of the class)
- The Founders Fund III Entrepreneurs Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 356,088; sole dispositive power 0; shared dispositive power 356,088; aggregate amount beneficially owned 356,088 (0% of the class)
- The Founders Fund III Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,890,205; sole dispositive power 0; shared dispositive power 25,890,205; aggregate amount beneficially owned 25,890,205 (0.3% of the class)
- The Founders Fund IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,661,636; sole dispositive power 0; shared dispositive power 36,661,636; aggregate amount beneficially owned 36,661,636 (0.4% of the class)
- The Founders Fund IV Principals Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,204,201; sole dispositive power 0; shared dispositive power 17,204,201; aggregate amount beneficially owned 17,204,201 (0.2% of the class)
- The Founders Fund IV Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 53,865,837; sole dispositive power 0; shared dispositive power 53,865,837; aggregate amount beneficially owned 53,865,837 (0.7% of the class)
- The Founders Fund V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,236,395; sole dispositive power 0; shared dispositive power 10,236,395; aggregate amount beneficially owned 10,236,395 (0.1% of the class)
- The Founders Fund V Principals Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,660,059; sole dispositive power 0; shared dispositive power 4,660,059; aggregate amount beneficially owned 4,660,059 (0.1% of the class)
- The Founders Fund V Entrepreneurs Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 213,762; sole dispositive power 0; shared dispositive power 213,762; aggregate amount beneficially owned 213,762 (0% of the class)
- The Founders Fund V Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,110,216; sole dispositive power 0; shared dispositive power 15,110,216; aggregate amount beneficially owned 15,110,216 (0.2% of the class)
- Lembas II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 38,418,525; sole dispositive power 0; shared dispositive power 38,418,525; aggregate amount beneficially owned 38,418,525 (0.5% of the class)
- The Founders Fund Alpha Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 38,418,525; sole dispositive power 0; shared dispositive power 38,418,525; aggregate amount beneficially owned 38,418,525 (0.5% of the class)
- The Founders Fund Growth II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,565,454; sole dispositive power 0; shared dispositive power 16,565,454; aggregate amount beneficially owned 16,565,454 (0.2% of the class)
- The Founders Fund Growth II Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,565,454; sole dispositive power 0; shared dispositive power 16,565,454; aggregate amount beneficially owned 16,565,454 (0.2% of the class)
- FF GP Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,782,784; sole dispositive power 0; shared dispositive power 14,782,784; aggregate amount beneficially owned 14,782,784 (0.2% of the class)
- FF Upper Tier GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,348,238; sole dispositive power 0; shared dispositive power 31,348,238; aggregate amount beneficially owned 31,348,238 (0.4% of the class)
- The Founders Fund Growth, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,220,203; sole dispositive power 0; shared dispositive power 5,220,203; aggregate amount beneficially owned 5,220,203 (0.1% of the class)
- The Founders Fund Growth Principals Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 336,722; sole dispositive power 0; shared dispositive power 336,722; aggregate amount beneficially owned 336,722 (0% of the class)
- Founders SPC, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 42,758; sole dispositive power 0; shared dispositive power 42,758; aggregate amount beneficially owned 42,758 (0% of the class)
- The Founders Fund Growth Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,599,683; sole dispositive power 0; shared dispositive power 5,599,683; aggregate amount beneficially owned 5,599,683 (0.1% of the class)
- 2025-005 Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,044,215; shared voting power 0; sole dispositive power 1,044,215; shared dispositive power 0; aggregate amount beneficially owned 1,044,215 (0% of the class)
- I'll Be Seeing You LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,533,311; shared voting power 0; sole dispositive power 9,533,311; shared dispositive power 0; aggregate amount beneficially owned 9,533,311 (0.1% of the class)
- SPCX Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,921,749; shared voting power 0; sole dispositive power 1,921,749; shared dispositive power 0; aggregate amount beneficially owned 1,921,749 (0% of the class)
- Barrel Vault LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,070,672; shared voting power 0; sole dispositive power 3,070,672; shared dispositive power 0; aggregate amount beneficially owned 3,070,672 (0% of the class)
- Thiel Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 308,345; shared voting power 0; sole dispositive power 308,345; shared dispositive power 0; aggregate amount beneficially owned 308,345 (0% of the class)
- FF4 Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 188,984; shared voting power 0; sole dispositive power 188,984; shared dispositive power 0; aggregate amount beneficially owned 188,984 (0% of the class)
- Peter Thiel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 17,086,097; shared voting power 297,270,961; sole dispositive power 17,086,097; shared dispositive power 297,270,961; aggregate amount beneficially owned 314,357,058 (3.8% of the class)

## Item 1. Issuer
Name of issuer: Space Exploration Technologies Corp.
Address of issuer's principal executive offices: 1 Rocket Road, Starbase, TX, 78521.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

The Founders Fund II, LP ("FF II")
The Founders Fund II Principals Fund, LP ("FFP II")
The Founders Fund II Entrepreneurs Fund, LP ("FFE II")
The Founders Fund II Management, LLC ("FF II GP")

The Founders Fund III, LP ("FF III")
The Founders Fund III Principals Fund, LP ("FFP III")
The Founders Fund III Entrepreneurs Fund, LP ("FFE III")
The Founders Fund III Management, LLC ("FF III GP")

The Founders Fund IV, LP ("FF IV")
The Founders Fund IV Principals Fund, LP ("FFP IV")
The Founders Fund IV Management, LLC ("FF IV GP")

The Founders Fund V, LP ("FF V")
The Founders Fund V Principals Fund, LP ("FFP V")
The Founders Fund V Entrepreneurs Fund, LP ("FFE V")
The Founders Fund V Management, LLC ("FF V GP")

Lembas II, LP ("Lembas II")
The Founders Fund Alpha Management, LLC ("FF Alpha GP")

The Founders Fund Growth II, LP ("FFG II")
The Founders Fund Growth II Management, LP ("FFG II GP")
FF GP Holdings, LLC ("FF GP Holdings")
FF Upper Tier GP, LLC ("FFUT GP")

The Founders Fund Growth, LP ("FFG")
The Founders Fund Growth Principals Fund, LP ("FFGP")
Founders SPC, LP ("FSPC")
The Founders Fund Growth Management, LLC ("FFG GP")

2025-005 Investments LLC ("2025-005 Investments")
I'll Be Seeing You LLC ("IBSY")
SPCX Holdings LLC ("SPCX Holdings")

Barrel Vault LLC ("BV")
Thiel Capital LLC ("Thiel Capital")
FF4 Investment LLC ("FF4")

Peter Thiel ("Thiel")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
The address of each of FF II, FFP II, FFE II, FF II GP, FF III, FFP III, FFE III, FF III GP, FF IV, FFP IV, FF IV GP, FF V, FFP V, FFE V, FF V GP, Lembas II, FF Alpha GP, FFG II, FFG II GP, FF GP Holdings, FFUT GP, FFG, FFGP, FSPC and FFG GP is One Letterman Dr., Building D, 5th Floor, San Francisco, CA 94129.

The address of each of 2025-005 Investments, IBSY and SPCX Holdings is 1209 Orange Street, Wilmington, Delaware 19801.

The address of each of BV, Thiel Capital, FF4 and Thiel is c/o Thiel Capital LLC, 701 Brickell Avenue, Suite 2250, Miami, Florida 33131.
Citizenship: Thiel is a United States citizen. All of the other Reporting Persons were organized in Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 112,706,798 shares of Class A common stock directly held by FF II; (ii) 8,172,392 shares of Class A common stock directly held by FFP II; (iii) 6,159,067 shares of Class A common stock directly held by FFE II; (iv) 16,810,279 shares of Class A common stock directly held by FF III; (v) 8,723,838 shares of Class A common stock directly held by FFP III; (vi) 356,088 shares of Class A common stock directly held by FFE III; (vii) 36,661,636 shares of Class A common stock directly held by FF IV; (viii) 17,204,201 shares of Class A common stock directly held by FFP IV; (ix) 10,236,395 shares of Class A common stock directly held by FF V; (x) 4,660,059 shares of Class A common stock directly held by FFP V; (xi) 213,762 shares of Class A common stock directly held by FFE V; (xii) 38,418,525 shares of Class A common stock directly held by Lembas II; (xiii) 16,565,454 shares of Class A common stock directly held by FFG II; (xiv) 14,782,784 shares of Class A common stock directly held by FF GP Holdings; (xv) 5,220,203 shares of Class A common stock directly held by FFG; (xvi) 336,722 shares of Class A common stock directly held by FFGP; (xvii) 42,758 shares of Class A common stock directly held by FSPC; (xviii) 1,044,215 shares of Class A common stock directly held by 2025-005 Investments; (xix) 9,533,311 shares of Class A common stock directly held by IBSY; (xx) 1,921,749 shares of Class A common stock directly held by SPCX Holdings; (xxi) 3,070,672 shares of Class A common stock directly held by BV; (xxii) 308,345 shares of Class A common stock directly held by Thiel Capital; (xxiii) 188,984 shares of Class A common stock directly held by FF4; and (xxiv) 1,018,821 shares of Class A common stock directly held by Thiel.

FF II GP is the general partner of FF II, FFP II and FFE II, and may be deemed to beneficially own the shares held by such entities. FF III GP is the general partner of FF III, FFP III and FFE III, and may be deemed to beneficially own the shares held by such entities. FF IV GP is the general partner of FF IV and FFP IV, and may be deemed to beneficially own the shares held by such entities. FF V GP is the general partner of FF V, FFP V and FFE V, and may be deemed to beneficially own the shares held by such entities. FF Alpha GP is the general partner of Lembas II and may be deemed to beneficially own the shares held by Lembas II. FFUT GP is the manager of FF GP Holdings and the general partner of FFG II GP, which is the general partner of FFG II, and FFUT GP may be deemed to beneficially own the shares held by FF GP Holdings and FFG II. FFG GP is the general partner of FFG, FFGP and FSPC, and may be deemed to beneficially own the shares held by such entities.

Thiel is the manager of FF II GP, FF III GP, FF IV GP, FF V GP, FF Alpha GP, FFUT GP, FFG GP, BV, Thiel Capital and FF4 and the sole beneficial owner of each of 2025-005 Investments, IBSY and SPCX Holdings, and may be deemed to beneficially own the shares held by the foregoing entities.

Collectively, the Reporting Persons beneficially own an aggregate of 314,357,058 shares of Class A common stock as of September 30, 2026. The Reporting Persons are under common control and, as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons expressly disclaim such group membership, and this Schedule 13G/A shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Securities Exchange Act or for any other purposes.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference. These percentages are based upon 8,240,000,000 shares of Class A common stock outstanding as of September 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on October 22, 2026.

Collectively, the Reporting Persons beneficially owned 3.8% of the Issuer's outstanding Class A common stock as of September 30, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- The Founders Fund II, LP: /s/ Peter Thiel, By The Founders Fund II Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund II Principals Fund, LP: /s/ Peter Thiel, By The Founders Fund II Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund II Entrepreneurs Fund, LP: /s/ Peter Thiel, By The Founders Fund II Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund II Management, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund III, LP: /s/ Peter Thiel, By The Founders Fund III Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund III Principals Fund, LP: /s/ Peter Thiel, By The Founders Fund III Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund III Entrepreneurs Fund, LP: /s/ Peter Thiel, By The Founders Fund III Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund III Management, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund IV, LP: /s/ Peter Thiel, By The Founders Fund IV Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund IV Principals Fund, LP: /s/ Peter Thiel, By The Founders Fund IV Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund IV Management, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund V, LP: /s/ Peter Thiel, By The Founders Fund V Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund V Principals Fund, LP: /s/ Peter Thiel, By The Founders Fund V Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund V Entrepreneurs Fund, LP: /s/ Peter Thiel, By The Founders Fund V Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund V Management, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- Lembas II, LP: /s/ Peter Thiel, By The Founders Fund Alpha Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund Alpha Management, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund Growth II, LP: /s/ Peter Thiel, By The Founders Fund Growth II Management, LP, Its General Partner, By FF Upper Tier GP, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund Growth II Management, LP: /s/ Peter Thiel, By FF Upper Tier GP, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- FF GP Holdings, LLC: /s/ Peter Thiel, By FF Upper Tier GP, LLC, Its Manager, By Peter Thiel, Manager (11/13/2026)
- FF Upper Tier GP, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund Growth, LP: /s/ Peter Thiel, By The Founders Fund Growth Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund Growth Principals Fund, LP: /s/ Peter Thiel, By The Founders Fund Growth Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- Founders SPC, LP: /s/ Peter Thiel, By The Founders Fund Growth Management, LLC, Its General Partner, By Peter Thiel, Manager (11/13/2026)
- The Founders Fund Growth Management, LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- 2025-005 Investments LLC: /s/ Peter Thiel, By Peter Thiel, Authorized Signatory (11/13/2026)
- I'll Be Seeing You LLC: /s/ Peter Thiel, By Peter Thiel, Authorized Signatory (11/13/2026)
- SPCX Holdings LLC: /s/ Peter Thiel, By Peter Thiel, Authorized Signatory (11/13/2026)
- Barrel Vault LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- Thiel Capital LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- FF4 Investment LLC: /s/ Peter Thiel, By Peter Thiel, Manager (11/13/2026)
- Peter Thiel: /s/ Peter Thiel, Peter Thiel (11/13/2026)